Issuer Free Writing Prospectus filed pursuant to Rule 433
Supplementing the Preliminary Prospectus Supplement dated October 30, 2020
Registration Statement 333-234151
October 30, 2020

EQT CORPORATION

$350,000,000 5.00% Senior Notes due 2029

Final Term Sheet

October 30, 2020

The information in this final term sheet should be read together with the preliminary prospectus supplement dated October 30, 2020 relating to this offering (the “Preliminary Prospectus Supplement”) and the base prospectus dated October 10, 2019 (the “Base Prospectus”), including the documents incorporated by reference therein. The information in this final term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	EQT Corporation

Offering Format:	SEC Registered

Principal Amount:	$350,000,000 5.00% Senior Notes due 2029 (the “Notes”)

Maturity Date:	January 15, 2029

Coupon (Interest Rate):	5.00%

Yield to Maturity:	5.00%

Price to Public:	100.00%

Interest Payment Dates:	Semi-annually on January 15 and on July 15, commencing on July 15, 2021

Record Dates:	January 1 and July 1

Make Whole Redemption Provision:	At any time prior to July 15, 2028 at a discount rate of U.S. Treasury plus 50 basis points

Par Redemption Provision:	At any time on or after July 15, 2028 (six months prior to the maturity date of the Notes)

Trade Date:	October 30, 2020

Settlement Date:

November 16, 2020 (T+10)

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to two business days before the date the Notes are delivered will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes prior to the date of delivery should consult their own advisors.

Use of Proceeds:	EQT expects to use the net proceeds from this offering to partially fund the purchase price of the previously announced pending acquisition of upstream and midstream assets located in the Appalachian Basin from Chevron U.S.A. Inc.

Ratings*:	Ba3 / BB / BB (Moody’s/S&P/Fitch)

CUSIP/ISIN:	26884L AL3 / US26884LAL36

Joint Book-Running Managers:	BofA Securities, Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Wells Fargo Securities, LLC
Barclays Capital Inc.
BMO Capital Markets Corp.
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	Mizuho Securities USA LLC SMBC Nikko Securities America, Inc. BNY Mellon Capital Markets, LLC CIBC World Markets Corp. Citizens Capital Markets, Inc. Huntington Securities, Inc.

Changes from the Preliminary Prospectus Supplement

Offering Size:

The aggregate principal amount of Notes in the offering has been increased to $350,000,000, which represents an increase of $50,000,000 from the amounts reflected in the Preliminary Prospectus Supplement. As a result, all information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

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*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

No PRIIP key information document (KID) has been prepared as not available to retail in EEA.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 800-294-1322 or emailing dg.prospectus_requests@bofa.com, Citigroup Global Markets Inc. toll-free at 800-831-9146, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Wells Fargo Securities toll-free at 1-800-645-3751.